SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                                     ALSTOM
       ------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, nominal value (euro)1.25
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    021244108
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                November 20, 2003
       ------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d - 1(b)

[X]  Rule  13d - 1(c)

[ ]  Rule 13d - 1(d)





     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed' for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 021244108                     13G                    Page 2 of 5 Pages



     1    NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          BNP Paribas S.A.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

     3    SEC USE ONLY

     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          France

                           5      SOLE VOTING POWER

                                  59,513,393

     NUMBER OF             6      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                  5,890,884
      OWNED BY
        EACH              7       SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH                   59,513,393

                           8      SHARED DISPOSITIVE POWER

                                  5,890,884

     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          65,404,277

     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          12.5%

     12   TYPE OF REPORTING PERSON*

          CO

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CUSIP No. 021244108                     13G                    Page 3 of 5 Pages




Item 1(a).        Name of Issuer:

                  ALSTOM

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  25, avenue Kleber, 75116 Paris, France

Item 2(a)         Name of Person Filing:

                  BNP Paribas S.A.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  16 boulevard des Italiens, 75009, Paris, France

Item 2(c)         Citizenship:

                  France

Item 2(d)         Title of Class of Securities:

                  Ordinary Shares, nominal value (euro)1.25

Item 2(e)         CUSIP Number:

                  021244108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable

Item 4.           Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

                  (a)      Amount beneficially owned: 65,404,277 shares
                  (b) Percent of class: 12.5% of the shares and 12.5% of the voting rights
                  (c)      Number of shares as to which the person has:
                           (i)      Sole power to vote or direct the vote:
                                    59,513,393 shares (held directly)
                           (ii)     Shared power to vote or direct the vote:
                                    5,890,884
                           (iii) Sole power to dispose or to direct the disposition of: 59,513,393
                           (iv) Shared power to dispose or to direct the disposition of: 5,890,884


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CUSIP No. 021244108                     13G                    Page 4 of 5 Pages


Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not Applicable


Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable


Item 9:           Notice of Dissolution of Group.

                  Not Applicable


Item 10. Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 021244108                     13G                    Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         December 4, 2003



                                        /s/ Denis Quillet
                                        -------------------------------------
                                        By:  Denis Quillet
                                        Title:  Head of Ethics and Compliance
                                        Corporate and Investment Banking